U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                            SYNDICATE VENTURES, INC.
                            ------------------------
                 (Name of Small Business Issuer in Its Charter)


             DELAWARE                                    95-4737487
             --------                                    ----------
         (State or other jurisdiction of             (I.R.S. Employer
          incorporation or organization)            Identification No.)



     22147 PACIFIC COAST HIGHWAY, SUITE 4, MALIBU, CA              90265
     -------------------------------------------------------------------
         (Address of Principal Executive Offices)              (ZipCode)


                                 (310) 317-6939
                                Telephone Number

                 Securities to be registered under Section 12(b)
                              of the Exchange Act:
                                      None

                 Securities to be registered under Section 12(g)
                              of the Exchange Act:

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                                (Title of class)

                                     PART I

                                                                            Page

Item 1.    Description of Business...........................................1

Item 2.    Management's Discussion and Analysis or Plan of Operation.........3

Item 3.    Description of Property...........................................4

Item 4.    Security Ownership of Certain Beneficial Owners and Management....4

Item 5.    Executive Officers, Promoters and Control Persons.................5

Item 6.    Executive Compensation............................................6

Item 7.    Certain Relationships and Related Transactions....................6

Item 8.    Description of Securities.........................................6

                                    PART II

Item 1.    Market Price of and Dividends on the Registrants Common
             Equity and Other Shareholder Matters............................7

Item 2.    Legal Proceedings.................................................8

Item 3.    Changes in and Disagreements with Accountants.....................8

Item 4.    Recent Sales of Unregistered Securities...........................8

Item 5.    Indemnification of Directors and Officers.........................8

                                    PART F/S

Financial Statements.........................................................9

                                    PART III

Item 1.    Index to Exhibits................................................10

Item 2.    Description of Exhibits..........................................10

                                     PART I

Item 1.  Description of Business.

     Syndicate Ventures, Inc. ("Syndicate" or "the Company") was incorporated in Delaware September 15, 1998.

MARKET OVERVIEW

     According to the Mortgage Bankers Association of America, or MBAA, the mortgage industry originated approximately $1.5 trillion in mortgages in 1998 as compared to $834 billion in 1997. The MBAA estimates that another $1.1 trillion in mortgages will be funded in 1999. With the introduction of computer-based mortgage origination in the 1990s and, more recently, Internet-based mortgage origination, technology is becoming the central market driver for both consumers and financial service organizations on every front.

     As interest rates maintain an all time low, and estimates that consumers can save as much as $1500 in application and closing fees by shopping for mortgages online, the Internet has become one of the easiest, fastest and most cost-effective mechanisms for consumers to investigate, apply for and fund a mortgage - drastically changing the face of the financial services industry. In fact, according to Forrester Research, by 2003, $91 billion - 10 percent of the projected mortgage market - will be conducted online.

     At the same time, the Internet gives banks, lending institutions, Realtors and other organizations the opportunity to expand and streamline their traditional mortgage processes in order to broaden consumer reach, offer better customer service and increase productivity and profitability. The Internet also enables these organizations to transact business with customers in a more efficient and low-cost manner, and gives them the flexibility to adjust features, presentations and prices in response to competition.

     Meanwhile, consumers benefit from improved overall convenience, low-cost access to information regarding available products and services, ease of use, numerous choices and more competitive pricing.

     However, in the face of this booming market, many mortgage originators lack the expertise to develop their own Internet technologies and have been slow to take steps towards penetrating the online market. Many still have problems seamlessly integrating their Internet applications with the systems that assist in processing, underwriting and closing the mortgage loans. As a result, mortgage originators have not been leveraging the Internet as a means to increase borrowers' satisfaction and cost savings.

SYNDICATE: TOUCHING EVERY MORTGAGE

     Clearly, the Internet has become a formidable new channel that is impacting every aspect of the business. In becoming the premier technology enabler in the mortgage industry, Syndicate intends to leverage the Internet infrastructure and its innovative technology to maximize efficiency in the mortgage lending process. Syndicate will do this for its own mortgage banking operation or in support of the mortgage operations of its future clients, such as banks, Realtors, mortgage brokers, financial institutions and home builders. Syndicate intends to provide these benefits through two channels: consumer direct and business-to-business.


CONSUMER DIRECT: STREAMLINING AND SIMPLIFYING THE MORTGAGE PROCESS FOR CONSUMERS

     With its anticipated mortgage portal, Syndicate's website will offer an easy-to-use, one-stop mortgage lending source for all consumers, including borrowers with good credit and those with less than perfect credit.

     Intending to be one of the first sites to offer consumers mortgages over the Internet, Syndicate's website will provide all the information and features a consumer needs to make an informed mortgage decision, including educational information on the lending process; real time rates; mortgage payment calculator; accurate, up-to-date closing cost estimates; application, processing and funding - all from one company and all on the same site. Syndicate's website will be specifically designed to make the mortgage lending process understandable and easy, and it will be the only online mortgage lender in the industry with the ability to control the entire mortgage transaction - from making the credit decision to funding the loan - saving consumers from several hundred to several thousand dollars per loan.

     Moreover, Syndicate's website will personalize the Internet borrowing experience, enabling users to speak with loan officers directly at any time to get answers or direction on what's right for them. The site will also offer an easy-to-use online application process and provide a secure environment for consumers to submit their personal information. Additionally, because Syndicate will also be the lender, the site will give consumers an added comfort level of knowing that they are dealing directly with their mortgage lender, rather than simply a Web intermediary with a mortgage site. As a result of Syndicate's innovative technology and mortgage lending expertise, consumers that will visit the website will enjoy a more satisfying, less frustrating mortgage experience because they will benefit from:

          -    more efficient and cost-effective mortgage transactions.

          - real-time interactive selection of loan products and services tailored to their needs and qualifications;

          -    faster applications and pre-qualifications;

          - the ability to track the status of mortgage loans, anytime, anywhere, through the Internet; and

          - personalized customer care with the convenience of shopping online

     In addition to its own consumer web portal, Syndicate intends to create and maintain customized "private label" consumer mortgage lending Web sites for banks, credit unions, and other organizations that lack the technical expertise and other resources to maintain a comprehensive, effective online presence. In this role, Syndicate will give mortgage lenders of any size the ability to offer remote (telephone and Internet) mortgage counseling, mortgage application and mortgage origination services, with minimum initial investment and with low overhead. Costs to the client bank/lender will be a fraction of the expense to develop or manage their own call center and will be used in support of, or as a replacement for, a loan officer-based retail network.


BUSINESS-TO-BUSINESS: MAXIMIZING EFFICIENCIES FOR BANKS, REALTORS,
                      BROKERS AND LENDERS

     In addition to the direct-to-consumer channels, Syndicate intends to provide mortgage technology and outsourcing solutions to mortgage bankers, mortgage brokers, financial institutions, realtors and homebuilders that are looking to implement Internet-based mortgage solutions to ensure competitive advantage and meet increasing customer demand. In this role, Syndicate will reduce the cost of mortgage origination and funding for these organizations by supplying its state-of-the-art Internet technology, business management, loan processing, call center and mortgage funding capabilities.

     Additionally, Syndicate is developing a technology and a new web site, which will provide participating mortgage lenders, mortgage brokers, mortgage loan correspondents and mortgage insurance companies a neutral environment to conduct their daily business. Its website will be the first to bridge the electronic gap between lenders and brokers by providing common connectivity to services, thereby giving lenders and sponsored brokers all the necessary tools to deliver underwriting decisions at the point-of-sale in a wholesale environment.

     The communications efficiencies provided by the website will give borrowers lower cost mortgages and a better chance of finding a mortgage loan tailored to their needs.


Item 2.  Management's Discussion and Analysis or Plan of Operation.

RESULTS OF OPERATIONS

     The following discussion and analysis below should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Registration Statement. For the period since inception (September 15, 1998) through August 31, 1999, during the Company's development stage, the Company has a cash balance of $35.00, and has generated a net loss of ($1,078).

FINANCIAL CONDITION AND LIQUIDITY

     The Company has limited liquidity and has an ongoing need to finance its activities. To date, the Company currently has funded these cash requirements by offering and selling its Common Stock, and has issued 1,018,400 shares of Common Stock for net proceeds of $1,018.00.


Item 3.  Description of Property.

     The Company's executive and administrative offices are located at 22147 Pacific Coast Highway, Suite 4, Malibu, CA 90265. The Company pays no rent for use of the office and does not believe that it will require any additional office space in the foreseeable future in order to carry out its plan of operations described herein.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth as of August 31, 1999 certain information relating to the ownership of the common stock.

Name and Address of                    Amount and Nature of         Percent of
Beneficial Owner (1)                 Beneficial Ownership (2)        Class (2)
--------------------                 ------------------------       ----------

Appletree Investment Company, Ltd          1,018,400(3)               100.00%

PageOne Business Productions, LLC            109,200                   10.00%

George Todt                                  109,200(4)                10.00%

Besty Rowbottom                              109,200(4)                10.00%

Larry Todt                                         0                    0.00%

James Walters                                109,200(4)                10.00%

All officers and directors as a group        109,200(4)                10.00%
(3 persons)

------------------------

(1) Unless otherwise indicated, the address of each beneficial owner is in the care of Syndicate Ventures, Inc., 22147 Pacific Coast Highway, Suite 4, Malibu, CA 90265.

(2) Unless otherwise indicated, Syndicate believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming all options, warrants or convertible securities that are held by such person (but not held by any other person) and which are exercisable or convertible within 60 days of this registration statement have been exercised or converted. Percent of Class (third column above) assumes a base of 1,018,400,000 shares of common stock outstanding as of August 31, 1999.

(3) Consists of 909,200 shares held of record by Appletree Investment Company, Ltd., an Isle of Man corporation, and 109,200 shares held of record by PageOne Business Productions, LLC, a Delaware limited liability company, of which Appletree is a managing member.

(4) Consists solely of 109,200 shares of common stock held by PageOne Business Productions, LLC, a Delaware limited liability company, of which Mr. George Todt, Mr. Walters and Appletree Investment Company, Ltd. are managing members and Ms. Rowbottom is Vice President.


Item 5.  Directors, Executive Officers, Promoters and Control persons.

     The following table sets forth certain information with respect to the directors and executive officers of Syndicate.

Name                                   Age(1)       Position
----                                   ---          --------
George Todt........................    45           Director
Mary Elizabeth Rowbottom...........    28           President and Secretary
Jim Walters........................    45           Treasurer
Larry Todt                             45           Vice President

----------------------
(1) The ages of Messrs. Todt and Walters and Ms. Rowbottom are listed as of August 31, 1999.

     Our director and executive officers devote such time and attention to the affairs of Syndicate as they believe reasonable and necessary. Set forth below is a description of the background of our director and executive officers.

     GEORGE A. TODT was the President from inception until December 1999. He has been the sole director since the inception of Syndicate. Since 1996, Mr. Todt has been a managing member of PageOne Business Productions, LLC, a Delaware limited liability company. From 1990 to 1995, Mr. Todt was the chief executive officer of REPCO, Inc., a worldwide designer and builder of environmental facilities.

         JAMES WALTERS has been the Treasurer of Syndicate since its inception. For more than 20 years, Mr. Walters has been engaged as a certified public accountant with the Los Angeles, California-based firm of Kellogg & Andelson.

         MARY ELIZABETH ROWBOTTOM became Secretary of Syndicate in June 1999 and President in December 1999. She has been employed by PageOne since 1997 and has served as its Vice President since March 1999. From 1994 to 1997, Ms. Rowbottom served as a talent agent at HSI Productions, a Chicago, Illinois-based video production company.

     LARRY TODT became Vice President of Syndicate in December 1999. He owned and operated a construction company in the Midwest from 1975 to December 1996. During that time was involved in multi-million dollar projects and managed the activities of more than two hundred personnel.

     Our board of directors currently consists of one member, who serves in such capacity for a one-year term or until his successor has been elected and qualified, subject to earlier resignation, removal or death. The number of directors constituting the board of directors may be increased or decreased (but not below the minimum number required by applicable law) from time to time by resolution of the board of directors. Our officers serve at the discretion of the board of directors, subject to any effective contractual arrangements.


Item 6.  Executive Compensation.

     Consistent with our present policy, no director or executive officer of Syndicate receives compensation for services rendered to the company. However, these persons are entitled to be reimbursed for expenses incurred by them in pursuit of our business objectives.


Item 7.  Certain Relationships and Related Transactions.

     Not Applicable.


Item 8.  Description of Securities.

Common Stock
------------
     Syndicate is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. Holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the common stock issuable pursuant to this prospectus will be, when issued, fully paid and nonassessable.

Preferred Stock
---------------
     Syndicate is authorized to issue 8,000,000 shares of "blank check" preferred stock, par value $0.001 per share, in one or more series from time to time with such designations, rights and preferences as may be determined from time to time by the Board of Directors, including, but not limited to (i) the designation of such series; (ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of Syndicate's capital stock and whether such dividends shall be cumulative or non-cumulative; (iii) whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation, by Syndicate or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemptions; (iv) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series (v) whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or Syndicate or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of Syndicate's capital stock and, if provision be made for the conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges; (vi) the restrictions, if any, on the issue or reissue of any additional preferred stock; (vii) the rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of Syndicate; and (viii) the provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of Syndicate. Syndicate does not currently intend to issue any shares of its preferred stock.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     There is currently no market for Syndicate's securities. Syndicate has never paid cash dividends on its common stock. Payment of future dividends will be within the discretion of Syndicate's Board of Directors and will depend on, among other factors, retained earnings, capital requirements and the operating and financial condition of Syndicate.

Item 2.  Legal Proceedings.

     Syndicate is not currently a party to any pending legal proceedings.


Item 3.  Changes in and Disagreements with Accountants.

     Not Applicable.


Item 4.  Recent Sales of Unregistered Securities.

     At the time of incorporation, Syndicate issuued 9,200 shares of common stock to both Appletree and PageOne in exchange for consulting services. In March 1999, Syndicate issued 900,000 shares of common stock to Appletree and 100,000 shares of common stock to Page One. The purchase price for these shares was $0.001 per share. The purchases were made pursuant to a Rule 504 Private Placement Offering. There was no underwriter or placement agent involved in the offer or sale of these securities and there was no public solicitation or advertisement by Syndicate in connection with the offer or sale of these securities. The foregoing issuances of common stock were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.


Item 5.  Indemnification of Directors and Officers.

     Syndicate's Restated Certificate of Incorporation limits the liability of its directors to Syndicate or Syndicate's stockholders for monetary damages arising from a breach of fiduciary duty owned to Syndicate or Syndicate's stockholders to the fullest extent permitted by the Delaware General Corporation Law.

     Syndicate's Restated Certificate of Incorporation and its Bylaws provide for the indemnification by Syndicate of each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of Syndicate to the fullest extent permitted or authorized by law, including attorneys' fees. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Syndicate pursuant to the above statutory provisions or otherwise, Syndicate has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

     Syndicate's balance sheet as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from September 15, 1998 (inception) to August 31, 1999 have been examined to the extent indicated in their reports by Weinberg & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, as Exhibit A, in response to Part F/S of this Form 10-SB.

                                    PART III

Item 1.  Index to Exhibits

     The following exhibits are filed with this Registration Statement:

Exhibit No.          Exhibit Name
----------           ------------
3.1                  Restated Certificate of Incorporation of the Registrant.
3.2                  By-Laws of the Registrant.
27                   Financial Data Schedule


Item 2.  Description of Exhibits

     See Item 1 above.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Syndicate Ventures, Inc.
                                             (Registrant)





Date:   December 28, 1999               By:  /s/ Mary Elizabeth Rowbottom
                                            -----------------------------
                                            Mary Elizabeth Rowbottom
                                            President

                                    Exhibit A


                            SYNDICATE VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                              AS OF AUGUST 31, 1999


                                    CONTENTS
       ------------------------------------------------------------------




       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF AUGUST 31, 1999

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE
                     PERIOD FROM SEPTEMBER 15, 1998
                     (INCEPTION) TO AUGUST 31, 1999

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                     DEFICIENCY FOR THE PERIOD FROM SEPTEMBER 15,
                     1998, (INCEPTION) TO AUGUST 31, 1999

       PAGE      5 - STATEMENT OF CASH FLOWS FOR THE PERIOD
                     FROM SEPTEMBER 15, 1998 (INCEPTION) TO
                     AUGUST 31, 1999

       PAGES 6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF AUGUST 31, 1999

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of:
 Syndicate Ventures, Inc.
 (A Development Stage Company)

We have audited the accompanying balance sheet of Syndicate Ventures, Inc. (a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from September 15, 1998 (inception) to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Syndicate Ventures, Inc. (a development stage company) as of August 31, 1999, and the results of its operations and its cash flows for the period from September 15, 1998 (inception) to August 31, 1999, in conformity with generally accepted accounting principles.





                                WEINBERG & COMPANY, P.A.



Boca Raton, Florida
November 29, 1999

                            SYNDICATE VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF AUGUST 31, 1999



                                     ASSETS



         Cash                                              $       35
                                                           ----------

         TOTAL ASSETS                                      $       35
         ------------                                      ==========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY



         LIABILITIES
          Loan payable - related party                      $      95
                                                            ---------

            Total liabilities                                      95
                                                            ---------

         STOCKHOLDERS' DEFICIENCY

            Preferred Stock, $.001 par value, 8,000,000
             shares authorized, zero issued and outstanding         -
            Common Stock, $.001 par value, 100,000,000
             shares authorized, 1,018,400 issued and
             outstanding                                        1,018
            Accumulated deficit during development stage       (1,078)
                                                            ---------

              Total Stockholders' Deficiency                      (60)
                                                            ---------

         TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY     $      35
         ----------------------------------------------     =========







                 See accompanying notes to financial statements.
                                       A-2

                            SYNDICATE VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                         (INCEPTION) TO AUGUST 31, 1999



         Income                                     $           -

         Expenses

          Accounting fees                                     500
          Bank service charges                                 60
          Consulting fees                                      18
          Legal fees                                          500
                                                    -------------

         NET LOSS                                   $      (1,078)
         --------                                   =============























                 See accompanying notes to financial statements.
                                       A-3

                            SYNDICATE VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                         (INCEPTION) TO AUGUST 31, 1999




                                                Deficit
                                              Accumulated
                                    Common    During Devel-
                                    Stock     opment Stage         Total
                                    ------    ------------       ---------

         Common stock issuance      $1,018    $         -        $   1,018

         Net loss for the
          period ended August
          31, 1999                    -            (1,078)          (1,078)
                                    ------    -----------        ---------

         BALANCE AT AUGUST
         -----------------
          31, 1999                  $1,018    $    (1,078)        $    (60)
         ---------                  ======    ============        ========
























                 See accompanying notes to financial statements.
                                       A-4

                            SYNDICATE VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                         (INCEPTION) TO AUGUST 31, 1999


         CASH FLOWS FROM
          OPERATING ACTIVITIES:

          Net loss                                      $   (1,078)
          Adjustments to
           reconcile net loss
           to net cash used
           by operating activities:

           Consulting services performed for
            issuance of stock                                   18
                                                        ----------
          Net cash used in
           operating activities                             (1,060)
                                                        ----------
         CASH FLOWS FROM INVESTING
          ACTIVITIES                                             -
                                                        ----------
         CASH FLOWS FROM FINANCING
          ACTIVITIES:

          Loan payable - related party                          95
          Proceeds from issuance
           of common stock                                   1,000
                                                        ----------
          Net cash provided by
           financing activities                              1,095
                                                        ----------
         INCREASE IN CASH AND
          CASH EQUIVALENTS                                      35
                                                        ----------
         CASH AND CASH EQUIVALENTS -
          BEGINNING OF PERIOD                                    -
                                                        ----------
         CASH AND CASH EQUIVALENTS -
          END OF PERIOD                                 $       35
          -------------                                 ==========






                 See accompanying notes to financial statements.
                                       A-5

                            SYNDICATE VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)  Organization and Business Operations

         Syndicate Ventures, Inc. (a development stage company) ("the Company") was incorporated in Delaware on September 15, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At August 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.

         The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

         (B)  Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (C)  Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         (D)  Income Taxes

         The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending August 31, 1999.

                            SYNDICATE VENTURES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  2 - STOCKHOLDERS' DEFICIENCY

         The Company was originally authorized to issue 100,000 shares of preferred stock at $.01 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of Directors. It was also originally authorized to issue 10,000,000 shares of common stock at $.001 par value.

         The Company issued 909,200 and 109,200 common shares to AppleTree Investment Company, LTD. and PageOne Business Productions, LLC, respectively. No preferred shares have been issued as of August 31, 1999.

         Management filed a restated certificate of incorporation with the State of Delaware in July of 1999 which increased the number of authorized common shares to 100,000,000, increased the number of authorized preferred shares to 8,000,000 and decreased the par value of the preferred shares to $.001 per share.

         The financial statements at August 31, 1999 give effect to common and preferred stock amounts and par values enumerated in the restated certificate of incorporation.

         NOTE 3 - LOAN PAYABLE - RELATED PARTY

         The loan payable - related party is a non-interest bearing loan payable to PageOne Business Productions, LLC arising from funds advanced to the Company.















                                       A-7